Exhibit 99.1

Santiago, September 9, 2022

Mrs.

Solange Berstein Jáuregui

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact.

Mrs President,

In compliance with the provisions of article 9 and 10 of Law No. 18,045 and the provisions of Chapter 18-10 of the Updated Collection of Regulations, it is reported that by virtue of Exempt Resolution No. 4949 issued on August 4 2022 by that Commission, Banco Santander Chile has been sanctioned with a fine of UF 1,500 for violation of section 1.1.2 of Chapter 12-15 of the Updated Compilation of Regulations in relation to the provisions of article 83 of the General Law of Banks, due to exceeding on March 31, 2021, the global regulatory limit for deposits in banks or financial institutions abroad, situation corrected the following day.

After submitting a replacement in this regard, said resolution was confirmed by that commission through Exempt Resolution No. 5625 dated September 2, 2022.

Finally, we inform that once the information has been disclosed in the press, we will send that commission a copy of the publication made.

Sincerely,

Roman Blanco Reinosa
Chief Executive Officer

C.c:

- Stock Exchange